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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108275

PROSPECTUS

10,100,000 Shares

Common Stock

We may offer and sell from time to time up to 100,000 shares of our common stock covered by this prospectus.

The selling stockholders named herein may offer and sell from time to time up to 10,000,000 shares of our common stock covered by this prospectus. Of the 10,000,000 shares to be offered and sold by the selling stockholders, 175,000 shares are issuable upon the exercise of stock options that we previously granted to some of the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any of the proceeds, but we will incur expenses in connection with the offering and receive the exercise price of the stock options in the event they are exercised.

Our registration of the shares of common stock covered by this prospectus does not mean that we or the selling stockholders will offer or sell any of the shares. We and the selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how we and the selling stockholders may sell the shares in the section entitled "Plan of Distribution" beginning on page 4.

Our common stock is traded on the Nasdaq National Market under the symbol TUES. On September 4, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $33.48 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 4, 2003

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. The terms "Tuesday Morning," "we," "us," and "our" as used in this prospectus refer to Tuesday Morning Corporation and its subsidiaries. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

        Tuesday Morning® is a registered service mark of Tuesday Morning Corporation. All trademarks, tradenames and service names referred to in this prospectus or incorporated by reference into this prospectus are property of their respective owners.

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OUR COMPANY

        We are a leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and, as of June 30, 2003, operate 543 stores in 43 states. Our stores operate during periodic "sales events," each of which lasts from three to five weeks. We close predominantly for the months of January and July, which are traditionally weak months for retailers, and during short intervals between sales events to stock merchandise for the next sales event. We purchase first quality, brand name merchandise at closeout and sell it at prices 50% to 80% below those generally charged by department stores and specialty and catalog retailers. We do not sell seconds, irregulars or factory rejects.

        Our principal executive offices are located at 6250 LBJ Freeway, Dallas, Texas 75240 and our telephone number at this location is (972) 387-3562. Our website is www.tuesdaymorning.com. Information on our website should not be construed to be part of this prospectus.

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider the risks, uncertainties and assumptions discussed under the caption "Risk Factors" included in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2002, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other documents we file with the Securities and Exchange Commission in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this prospectus, as well as in the information incorporated by reference in this prospectus. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information. Information on risk factors, which is incorporated by reference in this prospectus, provides examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

        The forward-looking statements made in this prospectus or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SELLING STOCKHOLDERS

        Beneficial Ownership:    The following table sets forth information with respect to the beneficial ownership of our common stock held, as of July 25, 2003, by the selling stockholders.

	Shares Beneficially Owned Prior to the Offering			Shares Offered Hereby	Shares Beneficially Owned After the Offering(1)
Name
	Number		Percentage	Number	Number	Percentage
Madison Dearborn Capital Partners II, L.P.(2)	21,213,526		52.5%	9,825,000	11,388,526	28.2%
Kathleen Mason	520,823	(3)	1.3	150,000	370,823	*
Michael J. Marchetti	70,484	(4)	*	25,000	45,484	*

*
Less than 1%

(1)
Assumes that each selling stockholder disposes of all the shares of common stock covered by this prospectus, and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that each selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)
All of the shares reported are directly owned by Madison Dearborn Capital Partners II, L.P. ("MDCP II"). Madison Dearborn Partners II, L.P. ("MDP II") is the general partner of MDCP II and Madison Dearborn Partners, Inc. ("MDP Inc.") is the general partner of MDP II. MDP II and MDP Inc. may therefore be deemed to have shared voting and dispositive power with respect to all of the shares of our common stock owned by MDCP II.

(3)
Ms. Mason has been granted stock options to acquire an aggregate of 1,250,000 shares, of which 750,000 shares may be acquired at $10.00 per share and 500,000 may be acquired at $20.04 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of July 25, 2003. These shares consist of 474,573 shares issuable upon the exercise of stock options with an exercise price of $10.00 per share and 46,250 shares issuable upon the exercise of stock options with an exercise price of $20.04 per share.

(4)
Mr. Marchetti has been granted stock options to acquire an aggregate of 185,000 shares, of which 100,000 shares may be acquired at $8.31 per share, 45,000 shares may be acquired at $16.42 per share and 40,000 may be acquired at $20.01 per share. All of the shares reported in the table above are shares issuable upon the exercise of stock options exercisable currently or within 60 days of July 25, 2003. These shares consist of 52,620 shares issuable upon the exercise of stock options with an exercise price of $8.3125 per share, 14,318 shares issuable upon the exercise of stock options with an exercise price of $16.92 per share and 3,546 shares issuable upon the exercise of stock options with an exercise price of $20.01 per share.

        Material Relationships:    In our December 1997 recapitalization, MDCP II acquired approximately 85.8% of our common stock outstanding immediately after the recapitalization (approximately 77.2% on a fully diluted basis), and shares of our junior redeemable preferred stock, having a liquidation value of approximately $80.8 million, for an aggregate purchase price of $85.4 million. In connection with our initial public offering in April 1999, we redeemed a portion of the junior redeemable preferred stock held by MDCP II, and the remaining shares were converted into our common stock. We entered into a stockholders agreement with MDCP II and some of the members of our management in connection with our December 1997 recapitalization. The stockholders agreement currently provides for, among other things, our right to repurchase certain shares of common stock and options held by members of the management group who are party to the stockholders agreement upon termination of their employment for cause, certain "demand" registration rights in favor of MDCP II, by which MDCP II may cause us to register all or part of the common stock held by it under the Securities Act at our expense, and certain "piggyback" registration rights in favor of MDCP II and members of the management group who are party to the stockholders agreement.

        In April 2002, we registered shares of common stock on behalf of MDCP II pursuant to the exercise of its demand registration rights under the stockholders agreement, and agreed to pay the expenses incurred by MDCP II in connection with the offering other than underwriting discounts and commissions and agreed to indemnify MDCP II against certain liabilities under the Securities Act. We have registered the shares covered by this prospectus pursuant to MDCP II's exercise of the second of its three demand registrations under the stockholders agreement.

        Ms. Mason is our President and Chief Executive Officer and a Director. Mr. Marchetti is our Executive Vice President and Chief Operating Officer. For information about the compensation of Ms. Mason and Mr. Marchetti, please refer to our reports and statements, incorporated by reference in this prospectus, that we file from time to time with the SEC.

USE OF PROCEEDS

        We may issue and sell up to 100,000 shares of common stock in addition to the shares of common stock to be sold by the selling stockholders. Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of up to 100,000 shares to pay the expenses of the offering contemplated by this prospectus and to use any net proceeds available after paying the expenses of the offering for general corporate purposes.

        All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from these sales. We will, however, receive the exercise price of the stock options exercisable for the shares offered by some of the selling stockholders pursuant to this prospectus in the event such stock options are exercised. We intend to use any proceeds from such exercises for general corporate purposes.

PLAN OF DISTRIBUTION

The Company

        We may sell up to 100,000 shares of our common stock directly to our stockholders, directly to one or more purchasers, through agents, to or through one or more dealers, to or through underwriters or through a combination of any such methods of sale.

        We may sell the shares from time to time in one or more transactions, including with the selling stockholders in underwritten transactions, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by us and, at the time of determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market or any other exchange or market.

        Offers to purchase the shares being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such shares will be named, and any commissions payable by us to such agent will be set forth, in an applicable prospectus supplement.

        If a dealer is used in the sale of the shares, we will sell the shares to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale.

        If underwriters are used in any sale, we will execute an underwriting agreement with the underwriters at the time of sale to them and the names of the underwriters will be set forth in an applicable prospectus supplement, which will be used by the underwriters to make resales of the securities to the public. In connection with the sale of the shares, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agents. Underwriters may also sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commission from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of shares, and any discounts, concessions or commission allowed by underwriters to participating dealers, may be deemed to be underwriting commissions under the Securities Act and will be set forth in an applicable prospectus supplement.

        If so indicated in an applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase the shares offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in an applicable prospectus supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that (a) the purchase of such shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the shares are also being sold to underwriters, we shall have sold to such underwriters the shares offered hereby which are not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. An applicable prospectus supplement relating to such contracts will set forth the price to be paid for the shares pursuant to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of the shares pursuant to such contracts.

        We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of shares against certain liabilities, including liabilities under the Securities Act.

Selling Stockholders

        We are registering 10,000,000 shares of our common stock for possible sale by the selling stockholders. As used in this prospectus, "selling stockholders" includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

        The selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more of, or a combination of, the following transactions:

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  on the Nasdaq National Market, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

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  in privately negotiated transactions;

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  in underwritten transactions;

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  in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

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  in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

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  through the writing of options, whether the options are listed on an options exchange or otherwise.

        The selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market or any other exchange or market.

        The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

        The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have agreed to indemnify MDCP II against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, MDCP II will pay any brokerage commissions, discounts or other similar expenses relating to the sale of the shares of common stock. We may enter into similar agreements with the other selling stockholders named herein.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, secondary distribution or a purchase by an underwriter or broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

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  the number of shares being offered;

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  the terms of the offering;

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  the names of the participating underwriters, broker-dealers or agents;

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  any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

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  the public offering price; and

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  other material terms of the offering.

        In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest or other receiving shares in a non-sale related transfer intends to sell more than 500 shares, we will promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

        The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

        To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

        The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in Madison Dearborn Capital Partners II, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn Partners, Inc. and certain of its affiliates in connection with certain legal matters.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements for the year ended December 31, 2002 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for each of the two years in the period ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements for each of the two years in the period ended December 31, 2001 are incorporated by reference in reliance on Arthur Andersen LLP's report, given on their authority as experts in accounting and auditing.

        On May 14, 2002, we announced that we had appointed Ernst & Young LLP to replace Arthur Andersen LLP as our independent auditors. After reasonable efforts, we have been unable to obtain Arthur Andersen LLP's written consent to the inclusion of our consolidated financial statements audited by Arthur Andersen LLP into the registration statement of which this prospectus is a part. Accordingly, we have omitted Arthur Andersen LLP's consent in reliance upon Rule 437a of the Securities Act. Since Arthur Andersen LLP has not consented to the inclusion of our consolidated financial statements audited by Arthur Andersen LLP into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

        Filings:    We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For further information concerning the SEC's Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at http://www.sec.gov.

        Registration Statement:    We have filed with the SEC a registration statement on Form S-3, including all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

        Incorporation by Reference:    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information about us and our financial condition by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K):

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

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  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

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  the description of our capital stock contained in our Registration Statement on Form 8-A/A filed with the SEC on April 22, 1999, including any amendment or report filed for the purpose of updating that description.

        We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed and will supplement or amend the information contained in this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Loren K. Jensen, Tuesday Morning Corporation, 6250 LBJ Freeway, Dallas, Texas 75240, (972) 387-3562.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
OUR COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION